

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 3, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GFL Environmental Holdings Inc. (name to be changed to GFL Environmental Inc.), under the Exchange Act of 1934.

- Subordinate Voting Shares, no par value

- 6.00% Tangible Equity Units

Sincerely,